Exhibit 99.4

IDEX Biometrics ASA interim report for the first quarter of 2023

Oslo, Norway – 23 May 2023 - IDEX Biometrics ASA’s interim report for the first quarter of 2023 is attached to this notice (link below). The interim report is also available on the IDEX Biometrics website: www.idexbiometrics.com/investors/interim-results/

A webcast presentation of the interim report will be held by Vince Graziani, Chief Executive Officer, today at 09:00 CET. The webcast presentation can be viewed at the following link:

https://forms.office.com/e/9CGnfK3Nr1

Commercial Update

Seven banks in Turkey and Bangladesh have in 2023 announced biometric payment card programs with IDEX. This is accelerating the trend from 2022 when the inflection point in the biometric payment card market was reached; Banks launched nine new biometric payment card programs using IDEX Biometrics’ technology platform. There is a strong pipeline of banks and issuers worldwide demanding card with card manufacturers. The interest is particularly strong in Europe and the Middle East. We see market readiness and bank card launches coming in countries such as India, Bangladesh, and Korea.

IDEX Biometrics card manufacturing partners are launching biometric payment card solutions at scale to their portfolios of banks and issuers. The commercial success of these card manufacturers, who have selected the IDEX Biometrics sensor solution over competitor solutions, will continue to manifest in the coming months.

First Quarter Financial Performance

In the first quarter of 2023, IDEX Biometrics revenues were $1.2 million, increasing 16% compared to the fourth quarter revenues of $1.1 million. Year-over-year the quarterly revenue growth was 26%. An increasing share of our revenue comes from the card market, and we are expecting the number of active customers in that market to grow throughout 2023.

The gross margin was 26% in the first quarter, compared to a gross margin of 33% in the previous quarter, and first quarter 2022 gross margin of 32%. The sequential decrease in gross margins this quarter was due to product and customer portfolio mix.

Operating expenses, excluding the cost of materials, were $7.4 million in the first quarter of 2023, compared to $7.0 million in the fourth quarter of 2022. Sequentially, the operating expenses were down by $0.3 million when adjusted for $0,7 million government research and development grants for 2022 recognized in the fourth quarter of the year. Compared to first quarter 2022, operating expenses were down by $0.5 million. The cost reductions are mainly related to staff/salary and compensation.

For further information contact:

Marianne Bøe, Head of Investor Relations
E-mail: marianne.boe@idexbiometrics.com
Tel: + 47 918 00186

About IDEX Biometrics

IDEX Biometrics ASA (OSE: IDEX and Nasdaq: IDBA) is a global technology leader in fingerprint biometrics, offering authentication solutions across payments, access control, and digital identity. Our solutions bring convenience, security, peace of mind and seamless user experiences to the world. Built on patented and proprietary sensor technologies, integrated circuit designs, and software, our biometric solutions target card-based applications for payments and digital authentication. As an industry-enabler we partner with leading card manufacturers and technology companies to bring our solutions to market.

For more information, visit www.idexbiometrics.com.

TRADEMARK STATEMENT

IDEX, IDEX Biometrics and the IDEX logo are trademarks owned by IDEX Biometrics ASA. All other brands or product names are the property of their respective holders.